UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant to Regulation A of the Securities Act of 1933

December 9, 2022

(Date of Report (Date of earliest event reported))

FUNDRISE GROWTH EREIT II, LLC

(Exact name of registrant as specified in its charter)

Delaware	61-1775079
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

11 Dupont Circle NW, 9th Floor, Washington, DC	20036
(Address of principal executive offices)	(ZIP Code)

(202) 584-0550

(Registrant’s telephone number, including area code)

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Item 9.	Other Events

Asset Dispositions

E74 Controlled Subsidiary – Los Angeles, CA

On December 10, 2018, we directly acquired ownership of a “wholly-owned subsidiary”, CNP 73, LLC (the “E74 Controlled Subsidiary”), for an initial purchase price of approximately $693,000, which was the initial stated value of our equity interest in the E74 Controlled Subsidiary (the “E74 Investment”). The E74 Controlled Subsidiary used the proceeds to close on the acquisition of a multi-tenant building containing four residential units totaling approximately 3,200 square feet of gross rentable area on an approximately 5,400 square foot lot (the “E74 Property”). The four units average approximately 800 square feet a piece, consisting of two two-bed and one bathroom units and two one-bed and one bathroom units. The closing of both the initial E74 Investment and the E74 Property occurred concurrently. Details of this acquisition can be found here.

We increased the balance of the E74 Investment over time to approximately $753,000 to complete minor renovations and other required capital items to maintain the asset. The original business plan was to renovate units over time as tenants vacated, which would allow for the backfilling of these units with tenants who would lease the newly renovated units at market rents.  The intention was for this to result in an overall increase in value of the asset over time.  However, during the hold period, only one tenant vacated the premises.  This unit was renovated and leased at a market rent, creating value.  However, no other units vacated during the hold period, and there were minor ongoing delinquency issues.  Despite this, demand remained strong for this asset class throughout 2021 and into 2022, where eventually, market conditions became favorable for sale.  Given that less tenants were vacating units than originally underwritten, the decision was made to take advantage of market conditions and sell the asset.

On December 9, 2022, the E74 Controlled Subsidiary sold the E74 Property for a sales price of approximately $925,000 resulting in an internal rate return on the E74 Investment of approximately 6.66%.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in the most recently qualified Offering Statement on Form 1-A filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and offering circular supplements filed with the SEC, which are accessible on the SEC's website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FUNDRISE GROWTH EREIT II, LLC

By:	Fundrise Advisors, LLC
Its:	Manager

By:	/s/ Bjorn J. Hall
Name:	Bjorn J. Hall
Title:	General Counsel

Date:   December 16, 2022